UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934
and Rule 14f-1 Thereunder
Chain Bridge I
(Exact Name of Registrant as Specified in its Charter)
Cayman Islands (State or other jurisdiction of incorporation)	001-41047 (Commission File Number)	95-1578955 (I.R.S. Employer Identification No.)
330 Primrose Road, Suite 500 Burlingame, CA (Address of Principal Executive Offices)	94010 (Zip Code)
Registrant’s telephone number, including area code: (202) 656-4257
N/A
(Former name or former address, if changed since last report)
Approximate Date of Mailing:
December 11, 2023

CHAIN BRIDGE I
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
DECEMBER 8, 2023
THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF CHAIN BRIDGE I.
WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.
SCHEDULE 14F-1
You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Chain Bridge I.
INTRODUCTION
This Information Statement is being mailed on or about December 11, 2023 to the holders of record at the close of business on December 8, 2023 (the “Record Date”) of the ordinary shares of Chain Bridge I, a Cayman Islands exempted company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.
You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to the terms of a Share Purchase Agreement dated December 8, 2023 (the “Agreement”), by and among Chain Bridge Group, a Cayman Islands limited liability company and the Company’s sponsor (the “CB Seller” or our “sponsor”) which is the Company’s sponsor and CB Co-Investment LLC, a Delaware limited liability company (the “CB Co-Investment”, and together with CB Seller, the “Sellers”), the Company, Fulton AC I LLC, a Delaware limited liability company (the “Buyer”), pursuant which the Sellers agreed to sell to Buyer, and Buyer agreed to purchase from the Sellers, an aggregate of 3,035,000 Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares” or the “founder shares”), representing 52.78% of the Class B Ordinary Shares issued and outstanding and 30.65% of the total issued and outstanding ordinary shares of the Company and 7,385,000 private placement warrants (the “Private Placement Warrants”), for an aggregate purchase price (the “Purchase Price”) of $200,000 (the “Transaction”). The Transaction will be consummated upon satisfaction of certain closing conditions and no earlier than, and on or about, ten (10) days after the mailing of this Information Statement (the “Closing Date”).
Effective on the Closing Date (such period of time from the date of this Information Statement through the Closing Date being referred to herein as the “Waiting Period”), Christopher Darby, Michael Rolnick, Michael Morell, David G. Brown and Letitia Long will resign from their roles as officers and directors of the Company, as applicable, and the Board of Directors prior to resigning will will appoint the following individuals selected by the Buyer to fill the vacancies created by such resignations (such new directors collectively referred to herein as the “14F Directors”):

Name	Age	Title
Andrew Cohen	46	Chief Executive Officer and Director
Daniel Wainstein	44	Chairman of the Board and Independent Director
Lewis Silberman	44	Independent Director
Paul Baron	53	Independent Director
As a result of the foregoing, upon the expiration of the Waiting Period, all of our current officers, other than our Chief Financial Officer, and the entirety of the Board of Directors will consist of newly appointed officers and directors. Roger Lazurus, our Chief Financial Officer, will continue to be the Chief Financial Officer of the Company after the expiration of the Waiting Period. Further, the Board of Directors will also be decreased from from five to four members. Please read this Information Statement carefully. It contains certain biographical and other information concerning the 14F Directors.
THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.
CHANGE IN BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
The current directors of the Company are Christopher Darby, Michael Rolnick, Michael Morell, David G. Brown and Letitia Long. Michael Rolnick is the current Chief Executive Officer of the Company and Roger Lazarus is the current Chief Financial Officer of the Company. For more information about the current directors and officers, see “Directors and Executive Officers — Current Directors and Executive Officers.”
Four individuals will replace the current members of the Board of Directors as the new directors of the Company: Andrew Cohen, Daniel Wainstein, Lewis Silberman and Paul Baron. In addition, Andrew Cohen will replace Michael Rolnick as Chief Executive Officer of the Company. Roger Lazarus will remain Chief Financial Officer of the Company. These changes in the Board of Directors and the Company’s executive officers are expected to occur on or about, and no earlier than, ten (10) days after the mailing of this Information Statement to the Company’s shareholders. Christopher Darby, Michael Rolnick, Michael Morell, David G. Brown and Letitia Long resigned as directors and Michael Rolnick resigned as Chief Executive Officer effective as of the end of the Waiting Period.
None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the U.S. Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.
No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

VOTING SECURITIES
As of the Record Date, our authorized capitalization consisted of (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of which, 4,151,134 are issued and outstanding (the “Public Shares”), (ii) 20,000,000 Class B Ordinary Shares, of which, 5,750,000 are issued and outstanding and (B) 1,000,000 preference shares, none of which are issued and outstanding.
Holders of our Class A Ordinary Shares are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our Class A Ordinary Shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our Class A Ordinary Shares have no preemptive rights to purchase our ordinary shares.
Class B Ordinary Shares are convertible into Class A Ordinary Shares at the time of our initial business combination as described in our amended and restated memorandum and articles of association (the “Charter”). Class B Ordinary Shares otherwise have the same rights as Class A Ordinary Shares, except that prior to our initial business combination, only holders Class B Ordinary Shares have the right to vote in the election of directors.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding the beneficial ownership of the Company’s ordinary shares as of the Record Date for (i) each person, or group of affiliated persons, known by the Company to beneficially own more than 5% of the outstanding shares of our ordinary shares, (ii) each of our current directors and executive officers as of the date of this Information Statement, (iii) each of the 14F Directors and executive officers expected to hold such offices after the expiration of the Waiting Period, (iv) all of our directors and executive officers as of the date of this Information Statement as a group and (v) all of our 14F Directors and executive officers expected to hold such offices after the Waiting Period as a group.
Applicable percentage of ownership is based on 4,151,134 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares that are issued and outstanding and outstanding as of December 8, 2023. Beneficial ownership is determined in accordance with SEC rules and includes voting and investment power with respect to shares. Ordinary Shares subject to options, warrants, or other convertible securities exercisable within 60 days after December 8, 2023 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants, or other convertible securities, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the ordinary shares shown. The information in this table is based solely on statements in filings with the SEC or other information made available to the Company that is deemed reliable.
	Class B Ordinary Shares(2)		Class A Ordinary Shares
Name of Beneficial Owners	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Shares
Directors and Officers Prior to Expiration of the Waiting Period(1)
Chain Bridge Group (our sponsor)(3)	4,660,190	81.05%	—	—	47.07%
Michael Rolnick(3)(5)	—	—	—	—	—
David Brown	—	—	—	—	—
Christopher Darby(3)(5)	—	—	—	—	—
Roger Lazarus(5)	46,000	*	—	—	*
Michael Morell(5)	25,000	*	—	—	*
Letitia Long(5)	25,000	*	—	—	*
All current officers and directors as a group (6 individuals)	96,000	1.67%	—	—	*

	Class B Ordinary Shares(2)		Class A Ordinary Shares
Name of Beneficial Owners	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Shares
Directors and Officers After Expiration of the Waiting Period(6)
Andrew Cohen	3,035,000(7)	52.78%	—	—	30.65%
Roger Lazarus(5)	46,000	*	—	—	*
Daniel Wainstein	—	—	—	—	—
Lewis Silberman	—	—	—	—	—
Paul Baron	—	—	—	—	—
14F Directors and Executive Officers After the Waiting Period (4 individuals)	46,000	*	—	—	*
5% Holders
Fulton AC 1 LLC(6)(7)	3,035,000	52.78%	—	—	30.65%
CB Co-Investment LLC(4)	933,810	16.24%	—	—	9.43%
Polar Asset Management Partners Inc.(8)	—	—	415,000	10.00%	4.19%
Exos Asset Management LLC(9)	—	—	390,624	9.41%	3.95%
Radcliffe Capital Management, L.P.(10)	—	—	400,000	9.64%	4.04%

*
Less than one percent.

(1)
Unless otherwise specified, the business address of each of the entity and individual is 330 Primrose Road, Suite 500, Burlingame, CA 94010.

(2)
Interests shown consist solely of founder shares, classified as Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of our initial business combination.

(3)
The managers of Chain Bridge Group are Michael Rolnick, Stephen Bowsher and Christopher Darby. Each manager of Chain Bridge Group has one vote, and the approval of a majority of the managers is required to approve an action of Chain Bridge Group. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual manager of Chain Bridge Group exercises voting or dispositive control over any of the securities held by Chain Bridge Group, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares and, for the avoidance of doubt, each of them expressly disclaims any such beneficial interest to the extent of any pecuniary interest any of them may have therein, directly or indirectly.

(4)
CB Co-Investment LLC is the record holder of the securities reported herein. As the sole member of CB Co-Investment LLC, Cowen Investments II LLC may be deemed to beneficially own the securities owned directly by CB Co-Investment LLC. Cowen Investments II LLC is a wholly owned indirect subsidiary of The Toronto-Dominion Bank. The business address of each of CB Co Investment LLC and Cowen Investments II LLC is 599 Lexington Avenue, 20th Floor, New York, NY 10022.

(5)
Does not include any shares indirectly owned by this individual as a result of his or her direct or indirect ownership interest in our sponsor.

(6)
Unless otherwise specified, the business address of each of the individuals is c/o Fulton AC 1 LLC 139 Fulton Street, Suite 412, New York, NY 10038.

(7)
Fulton AC 1, LLC will acquire the reported securities upon consummation of the Transaction. Fulton AC 1 LLC is managed by Andrew Cohen. Mr. Cohen may be deemed to beneficially own the securities reported.

(8)
Polar Asset Management Partners Inc. (“Polar”) serves as the investment advisor to Polar Multi-Strategy

Master Fund (the “Polar Fund”) with respect to the shares reported herein. Polar may be deemed to beneficially owned the shares directly owned by the Polar Fund. The business address of Polar and the Polar Fund is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.
(9)
Exos Asset Management LLC (“Exos”) is the investment manager to Exos Collateralized SPAC Holdings Fund LP (the “Collateralized SPAC Fund”). Exos, as the investment manager to the Collateralized SPAC Fund and investment manager to a number of other private funds and a registered investment company, may be deemed to beneficially own the shares reported herein, of which 250,000 such Class A Ordinary Shares are beneficially owned by the Collateralized SPAC Fund. The business address of each such entity and individual is 1370 Broadway, Suite 1450, New York, NY 10018.

(10)
Radcliffe Capital Management, L.P. (“Radcliffe”) is the investment advisor to Radclifee SPAC Master Fund, L.P (the “Radcliffe SPAC Fund”). Radcliffe, as the investment advisor to the Radcliffe SPAC Fund, may be deemed to beneficially own the shares reported herein. RGC Management Company, LLC, Steven B. Katznelson and Christopher Hinkel may be considered control persons of Radcliffe and Radcliffe SPAC GP, LLC, Steven B. Katznelson and Christopher Hinkel may be considered control persons of the Radcliffe SPAC Fund and each of the aforementioned entities and individuals may be deemed to beneficially own the securities owned directly by Radcliffe SPAC Fund. The business address of each such entity and person is 50 Monument Road, Suite 300, Bala Cynwyd, PA 19004.

DIRECTORS AND EXECUTIVE OFFICERS
Current Directors and Executive Officers
Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:
Name	Age	Position
Christopher Darby	64	Chairman of the Board
Michael Rolnick	58	Chief Executive Officer Officer and Director
Roger Lazarus	65	Chief Financial Officer
Michael Morell	65	Independent Director
David G. Brown	66	Independent Director
Letitia Long	64	Independent Director
The experience of our current directors and executive officers is as follows:
Christopher Darby, Chairman
Christopher Darby has been serving as the Chairman of our Board of Directors since January 2021. Since 2006, Mr. Darby has served as President and Chief Executive Officer of IQT, an independent strategic investment firm that identifies innovative technologies to support the missions of the CIA and the broader U.S. intelligence community. Mr. Darby is also a member of IQT’s board of trustees. Prior to joining IQT, Mr. Darby was a Vice President and General Manager at Intel Corporation, starting in August 2005, where he oversaw the Middleware Products Division and was responsible for the corporation’s Infrastructure Software business, including open source and commercial products. From 2003 to 2005, Mr. Darby served as the President and Chief Executive Officer of Sarvega, a venture-backed supplier of XML networking and security products. Prior to Sarvega, from 2000 to 2003, Mr. Darby was the Chairman and Chief Executive Officer of @stake, an internet security consulting firm which was ultimately acquired by Symantec (now NortonLifeLock Inc.), where he assembled the world’s leading collection of cyber security researchers and consultants. From 1997 to 2000, Mr. Darby served as President and Chief Executive Officer of Interpath Communications, which was later acquired by US Internetworking. Earlier in his career, Mr. Darby held several executive positions at Digital Equipment Corporation (now Hewlett-Packard) and Northern Telecom (now Nortel Networks), with responsibility for telecommunications industry sales initiatives, corporate strategy and alliances. Mr. Darby serves as a director on the boards of National Resilience, Inc. since 2020, the CIA Officers Memorial Foundation since 2020 and previously served as chairman of the board of Endgame, Inc. from 2012 to 2019. In January 2019, Mr. Darby was nominated as a Commissioner on the National Security Commission on Artificial Intelligence. Mr. Darby received his Bachelor of Arts degree in Economics from the University of Western Ontario.
Michael Rolnick, Chief Executive Officer and Director
Michael Rolnick has served as our Chief Executive Officer and a director since January 2021. Mr. Rolnick currently serves as a Managing Member of Baileyana, a vehicle launched in 2009 that invests in private technology companies. Since 2013, Mr. Rolnick has been a Senior Advisor to Blockchain Capital. Additionally, he served as a Senior Advisor to the Michael Bloomberg 2020 presidential campaign. In 2015, Mr. Rolnick co-founded Cadence13 and served as Executive Chairman until it was acquired in 2020 by Entercom Communications (New York Stock Exchange: ETM). Prior to Cadence13, Mr. Rolnick held a number of senior operating roles, including Chief Executive Officer of UNIFI Labs and Chief Digital Officer at NewsCorp/Dow Jones. In 2011, Mr. Rolnick co-founded Playstudios, which announced its acquisition by Acies Acquisition Corporation (Nasdaq: ACAC) in February 2021. Previously, Mr. Rolnick was a Managing General Partner for more than a decade at ComVentures, a leading venture capital firm focused on investments in internet infrastructure and communications companies. Prior to ComVentures, Mr. Rolnick was Vice President of Corporate Development and New Ventures at E*Trade. Mr. Rolnick served on the board of directors of Ahura Scientific (acquired by Thermo Fisher Scientific, New York Stock Exchange: TOM), IntruVert Networks (acquired by McAfee, Nasdaq: MCFE), Kagoor Networks (acquired by Juniper Networks, New York Stock Exchange: JNPR), P-Cube (acquired by Cisco Systems, Nasdaq: CSCO) and Vyatta (acquired by Brocade Communications Systems). Mr. Rolnick served as lead investor in Archipelago Holdings (New York Stock Exchange: AX), Critical Path (Nasdaq: CPTH) and Digital Island (Nasdaq: ISLD). Mr. Rolnick was named to Forbes Midas Touch list multiple times as a top dealmaker in technology. Mr. Rolnick received his Master of Business Administration degree from the University of Michigan, Master of Science degree in Economics from the London School of Economics and Political Science and Bachelor of Arts degree in Political Science from the University of Michigan.
Roger Lazarus, Chief Financial Officer
Roger Lazarus has served as our Chief Financial Officer since March 2021. From 1997 to 2013, Mr. Lazarus worked as a transactions partner at Ernst & Young advising on acquisitions and investments by private equity and corporate clients. He was the managing partner of Ernst & Young’s West Region Transactions service line before relocating from the San Francisco Bay Area to Ernst & Young Colombia, where he served as Chief Operating Officer from 2013 to 2019, as Chief Operating Officer from 2017 to 2019 and a board member of Ernst & Young’s Latam North region, which comprised 13 countries. In these roles, Mr. Lazarus managed internal operations and oversaw financial and operating reporting. Mr. Lazarus joined Ernst & Young in the Boston, Massachusetts office in 1997 as a partner. Prior to joining Ernst & Young, Mr. Lazarus served a three-year term as the Chief Financial Officer and Senior Vice President of Xenergy, Inc., a Massachusetts-based energy services, trading and software company. In 1986, Mr. Lazarus joined the Coopers & Lybrand investigations and transaction support team in Boston, Massachusetts and was promoted to partner in 1992. He is a Chartered Accountant (FCA: Fellow of the Institute of England and Wales) and started his career as an auditor with Arthur Andersen in London before moving to the United States. Mr. Lazarus is a director and the Chair of the audit committee and compensation committee of Latam Logistic Properties S.A., a logistics property company with operations in Costa Rica, Colombia and Peru, and a director and member of the audit and compensation committees of Heliogen, Inc., an artificial intelligence-enabled solar technology company. Mr. Lazarus received his Social Sciences degree in Economics from the University of York.
Michael Morell, Director
Michael Morell has served on our Board of Directors since November 2021. Mr. Morell was an intelligence officer at the CIA for 33 years. From May 2010 until August 2013, Mr. Morell served as the Deputy Director of the CIA and was twice its Acting Director during that period. Prior to that, Mr. Morell served as the Director for Intelligence, CIA’s top analyst, and as the Associate Deputy Director, CIA’s top administrator. Since his retirement from the CIA in 2013, Mr. Morell has served as the President and Chief Executive Officer of Morell Consulting LLC and as the Senior Counselor and Global Chairman of the Geo-Political Risk Practice at Beacon Global Strategies. In addition, Mr. Morell has been a Senior National Security Contributor at CBS News since 2013 and a Distinguished Visiting Professor at George Mason University since 2019. Since 2018, Mr. Morell has served as the Committee on Foreign Investment in the United States-mandated security director on the board of Fortress Investment Group, a director on the board of Presage since August 2021, and, from 2019 until 2021, as the Chairman of the board of directors of Orbis Operations, a private national security-related firm, and since April of 2021, a director on the board of Orbis Operations after its acquisition by McNally Capital in April of 2021. In addition, from 2014 to 2019, he served as a director on the board of Goodyear Tire and Rubber Company. From 2013 to 2018, Mr. Morell served as senior advisor and Chairman of the National Security Task Force at the U.S. Chamber of Commerce. Mr. Morell currently serves on the advisory boards of three private companies: iSquared Capital, a private equity firm, Dataminr, a technology-related company with national security applications and Improbable, also a technology-related company with national security applications. Mr. Morell also served on United States President Barak Obama’s 2013 Review Group on Intelligence and Telecommunications and on the 2018 National Defense Strategy Commission. Mr. Morell is a member of the Council on Foreign Relations and the American Economic Association. Mr. Morell received a Master of Arts degree in Economics from Georgetown University and Bachelor of Arts degree in Economics from the University of Akron.

David G. Brown, Director
David G. Brown has served on our Board of Directors since October 2022. He was appointed to the Board of Directors in order to fill a vacancy as a result of the resignation of one of our previous directors. Mr. Brown served as the Managing Partner of Oak Hill Venture Partners from 1998 until 2013. From 1993 until 2013, Mr. Brown served as a Vice President of Keystone, LP (formerly known as the Robert M. Bass Company), Mr. Bass’ family office. He is a Member of Headwater Partners I and II, intellectual property investment funds. Mr. Brown is a founding investor and currently serves on the board of directors of four private companies. Mr. Brown possesses broad experience in SaaS, communications services, financial services and clean technology markets. Before joining Keystone, he worked at Salomon Brothers Inc as a Vice President in the Corporate Finance Department. Mr. Brown is also active in several charities and non-profit organizations. He currently serves on the board of Bowdoin College and Teton Science School and previously served as the Chair of NatureBridge, a leading environmental science education program for youth. Mr. Brown received his Master of Business Administration degree from Dartmouth College and his Bachelor of Arts degree from Bowdoin College.
Letitia Long, Director
Letitia Long has served on our Board of Directors since November 2021. Ms. Long currently serves as a director on the boards of three public companies, T-Mobile US since June 2021, Corporate Officers Property Trust since October 2020 and Parsons Corporation since April 2020, and two private companies, Applied Information Systems since September 2020, and Octo since January 2020. Ms. Long also serves as an independent trustee for Noblis Inc. since February 2015, as Rector of the Board of Visitors of Virginia Polytechnic Institute and State University and as Chairman of the Board of the Intelligence and National Security Alliance since January 2016. Ms. Long previously served as a director on the boards of Raytheon Company (from 2015 to 2020), UrtheCast Corporation (from 2015 to 2018), and Sonatype (from 2017 to 2019). In addition, she has served as an Advisor and Portfolio Director for Blue Delta Capital Partners since 2019. Ms. Long was an intelligence officer for 33 years, serving as the Director of the National Geospatial-Intelligence Agency (from 2010 to 2014), the Deputy Director of the Defense Intelligence Agency (from 2006 to 2010), the Deputy Undersecretary of Defense for Intelligence (from 2003 to 2006), the Deputy Director of Naval Intelligence (from 2000 to 2003) and the Executive Director for Intelligence Community Affairs (from 1998 to 2000). Ms. Long received her Master of Science degree in Engineering from the Catholic University of America and her Bachelor of Science degree in Electrical Engineering from Virginia Polytechnic Institute and State University.
Appointments of New Directors as part of the Transactions
The Board of Directors will appoint Andrew Cohen, Daniel Wainstein, Lewis Silberman and Paul Baron as new members of the Board of Directors, Andrew Cohen as Chief Executive Officer, and Roger Lazarus as Chief Financial Officer, to take effect upon the expiration of the Waiting Period.
Upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, and the expiration of the Waiting Period, the Board of Directors will consist of four directors, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter.
The following sets forth information regarding (i) the Company’s new executive officers and (ii) the 14F Directors following the expiration of Waiting Period other than Roger Lazarus for whom information is included above under “Current Directors and Executive Officers”. Except with respect to the Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he was selected as an officer or director.
Name	Age	Position
Andrew Cohen	46	Chief Executive Officer and 14F Director
Daniel Wainstein	44	14F Director and Chairman of the Board
Lewis Silberman	44	14F Director
Paul Baron	53	14F Director

The experience of our 14F directors and new executive officers is as follows except for Mr. Lazarus whose information is included above under “Current Directors and Executive Officers”:
Andrew Cohen will be our Chief Executive Officer and a Board Member. From January 2019 to September 2023 Mr. Cohen was a Founder and the CIO of Difesa Capital Management, a special situations fund focused on convertible bonds, SPAC securities, PIPEs, warrants and public equities. Prior to launching Difesa, Mr. Cohen worked at Ramius, a $13 billion multi-strategy hedge fund, since 2001 and in several different capacities. Most recently, Mr. Cohen Andrew was one of two partners overseeing the Ramius Event Driven and Merger Arbitrage business within Cowen Investment Management. From 2011 to 2018, Mr. Cohen co-founded and operated a nine-person team investing Cowen proprietary capital and fiduciary assets in merger arbitrage and event driven strategies. During his time with the firm the Ramius Merger Fund LLC had peak assets of $500 million and the Merrill Lynch Investment Solutions / Ramius Merger Arbitrage UCITS Fund had peak assets of $250 million. Prior to joining Ramius, Mr. Cohen worked as an analyst in the investment banking and private equity groups at Thomas Weisel Partners. Mr. Cohen received a B.A. in Public Policy from the Terry Sanford Institute at Duke University and an MBA from Columbia Business School.
Mr. Cohen has deep industry experience, including specific experience with SPACs and a proven record of leadership and growth. His business insights and leadership will provide significant value to the Company and make him well qualified to serve on our Board.
Daniel Wainstein will be an Independent Director and the Chairman of our Board. Mr. Wainstein is the Founder, Managing Partner and Chief Operating Officer of Keystone Capital Partners. He founded Keystone Capital Partners in 2019. In his role as Managing Partner, Mr. Wainstein focuses on both identifying and structuring Keystone’s equity and debt investments for both public and private companies. Prior to Keystone, he co-founded a private investment firm with offices in New York that focuses on strategic real estate acquisitions, asset acquisitions and investments. With Mr. Wainstein at the helm, Keystone has been the principal investor and general partner in a significant number of transactions including alternative public offering transactions, PIPE financings, and various structured finance transactions in both the public and private sectors.. Mr. Wainstein earned his bachelor’s degree from Hofstra University and his Juris Doctorate from Hofstra University School of Law.
Mr. Wainstein’s 22 years of experience in and ties to financial markets and his proven record of growth and leadership will provide significant value and opportunities for acquisitions to the Company and make him well qualified to lead our Board as Chairman.
Lewis Silberman will be an Independent Director. He is currently Co-CEO & Director at GSR II Meteora Acquisition Corp., which successfully closed a SPAC transaction with Bitcoin Depot (NASDAQ: BTM) in June 2023. Mr. Silberman is Co-Founder and Managing Member of SPAC Advisory Partners, a boutique M&A and Capital Markets Advisory firm focused on the Special Purpose Acquisition Company market. Previously, from 2021 to 2022, Mr. Silberman served as Co-President & Director at Graf Acquisition Corp. IV, which successfully closed a SPAC transaction with NKGen Biotech Inc. (NASDAQ: NKGN) in September 2023. From 1998 to 2021, Mr. Silberman served in several roles at Oppenheimer including as head of SPAC Equity Capital Markets at Oppenheimer prior to Graf Acquisition Corp. IV and led financings for Oppenheimer’s SPAC IPOs and business combination clients and managed all SPAC IPO clients, including a number of sponsor formation processes. Mr. Silberman has acted in an advisory or placement agent role for transactions multiple business combinations. Before joining Oppenheimer, he spent three years at CIBC World Markets, working in a special situations client-coverage group focused on strategies including merger-arbitrage, ADR-arbitrage, and closed-end fund arbitrage. Prior to CIBC World Markets, he worked at PaineWebber. Mr. Silberman has a Bachelor of Science from the Leonard N. Stern School of Business at New York University and an MBA from the Stern School at New York University.
Mr. Silberman’s deep expertise with SPACs will be invaluable to our Board and makes him qualified to serve as a member of the Company’s Board.
Paul Baron will be an Independent Director. Mr. Baron served as the Director of Macro trading for Ben Melkman a Senior Portfolio Manager at Schonfeld Asset Management from April 2023 through November 2023. He was responsible for trading management across a team of four (4) portfolios mangers globally from Syndney to New York. His responsibilities also include COO for the group of 10 investment professionals. The team invests globally in rates, FX, equity, commodities, and credit taking macro discretionary and relative value positions. He also serves as Treasurer of a not-for-profit organization, Children in Conflict. Prior joining Schonfeld, from 2012 to 2023, Mr. Baron was the Co-CIO for Michael Ovitz’s family office where his primary responsibility was managing the public markets portfolio. Prior to working in money management, he worked for over 20 years in public markets with industry leaders such as BofA, Deutsche Bank and Goldman Sachs, providing coverage and solutions to institutional clients in equity derivative products. Mr. Baron holds a Bachelor of Science from State University of New York at Plattsburgh.
Mr. Baron’s experience in money and portfolio management and leadership provide him with an understanding of acquisition transactions and financial decision making and make him qualified to serve as a member of our Board.
Family Relationships
No family relationships exist between any of our current or former directors or executive officers.
Involvement in Certain Legal Proceedings
There are no material proceedings to which any director or executive officer, including any 14F Director or new executive officer, or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.
Number and Terms of Office of Officers and Directors
Our Board of Directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. The term of office of the first class of directors, currently consisting of Ms. Long, will expire at our first general annual meeting. The term of office of the second class of directors, currently consisting of Messrs. Rolnick and Brown, will expire at our second annual general meeting. The term of office of the third class of directors, currently consisting of Messrs. Morell and Darby, will expire at our third annual general meeting. Following the expiration of the Waiting Period, we expect the first class of directors to consist of Danny Wainstein, the second class of directors to consist of Andrew Cohen and the third class of directors to consist of Lewis Silberman and Paul Baron.
Following the expiration of the Waiting Period, our Board of Directors will consist of four members. Pursuant to the Charter, all directors shall hold office for a term of three years or until their successors shall have been elected and qualified. Prior to the completion of an initial business combination, any vacancy on the Board of Directors may be filled by a nominee chosen by holders of a majority of our Class B Ordinary Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason. Without prejudice to the Company’s power to appoint a person to be a director pursuant to the Charter, the directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director.
Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our Charter as it deems appropriate. Our Charter provides that our officers may consist of one or more chairman of the board, chief executive officer, chief operating officer, chief financial officer, chief business officer, president, vice presidents, secretary, treasurer and such other offices as may be determined by the Board of Directors.
Director Independence
The rules of Nasdaq require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship with the company which in the opinion of the company’s

Board of Directors, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. Our Board of Directors has determined that Messrs. Morell and Brown and Ms. Long are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules.
We expect that after the expiration of the Waiting Period, our Board of Directors will determine that Daniel Wainstein, Lewis Silberman and Paul Baron will each be an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules.
Our audit committee, corporate governance and nominating committee and compensation committee are and will be entirely composed of independent directors meeting Nasdaq’s and the SEC’s additional requirements applicable to members of those committees. In addition, our independent directors will have regularly scheduled meetings at which only independent directors are present.
Committees of the Board of Directors After the Expiration of the Waiting Period
Pursuant to Nasdaq listing rules, we have established three standing committees — an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, a corporate governance and nominating committee, and a compensation committee, each comprised of independent directors.
Audit Committee
We have established an audit committee of the Board of Directors of which Messrs Morell and Brown and Ms. Long are currently members. Mr. Brown serves as the Chairman of the audit committee and each member meets the financial literacy requirements of Nasdaq and our Board of Directors has determined that qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
Upon their appointments, Lewis Silberman, Daniel Wainstein and Paul Baron will serve as members of our audit committee and Paul Baron will serve as its chairperson. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each such member of our audit committee meets the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.
Each member of the audit committee is financially literate and we expect our Board of Directors, once appointed, to determine that Paul Baron qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
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meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

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monitoring the independence of the independent registered public accounting firm;

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verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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inquiring and discussing with management our compliance with applicable laws and regulations;

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pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

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appointing or replacing the independent registered public accounting firm;

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determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

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reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates.

Nominating Committee
We have established a nominating committee of the Board of Directors. The members of our nominating committee are currently Messrs. Morell and Brown. Mr. Morell serves as chairmain of the noimnating committee. Our Board of Directors has deterimned that each of the nominating committee’s members are independent.
Upon their appointments, Messrs. Wainstein, and Baron will each serve as members of nominating committee and Mr. Wainstein will serve as its chairperson.
The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating andn corporate governance committee will consider persons identified by its members, management, shareholders, investment bankers and others.
We have adopted a nominating committee charter, which details the purpose and responsibility of the nominating committee, including:
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making recommendations to the Board regarding the composition of the Board, establishing procedures for the nomination process and screen and recommending candidates for election to the Board;

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recommending for approval by the Board on an annual basis desired qualifications and characteristics for Board membership and with corresponding attributes;

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establishing and administering a periodic assessment procedure relating to the performance of the Board as a whole and its individual members;

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developing and recommending to the Board a set of corporate governance principles and practices;

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reviewing periodically the Company’s corporate governance principles and practices, the Company’s compliance with these principles and practices, and recommend changes, as appropriate;

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overseeing the evaluation of the Company’s management;

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overseeing, reviewing and reporting to the Board regarding the Company’s succession planning for the Board, senior management and other key employees; and

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periodically reviewing and reassessing the adequacy and scope of this Charter and the Committee’s established processes and procedures and recommending any proposed changes to the Board for approval.

Compensation Committee
We have established a compensation committee of the Board of Directors. The members of our compensation committee are currently Mr. Brown and Ms. Long. Mr. Brown serves as chairman of the compensation committee.
Upon their appointments, Messrs. Silberman and Baron will serve as members of our compensation committee and Mr. Silberman will serve as its chairperson. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Each member of our compensation committee meets the independent director standard under Nasdaq listing standards and Rule 10C-1 of the Exchange Act applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and recommeding the remuneration (if any) of our Chief Executive Officer based on such evaluation for approval by the independent members of the Board;

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reviewing and recommending for Board approval the compensation of all of our other Section 16 executive officers; reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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review and report to the Board for its consideration any cash incentive compensation plans, option plans or other equity based plans that provide for payment in the Company’s shares or are based on the value of the Company’s shares;

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producing a report on executive compensation to be included in our annual proxy statement; and reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more officers serving on our Board of Directors.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of these reports filed during the year ended December 31, 2022 and through the date hereof, during that time period, there were no delinquent filers except for David Brown who did not file a Form 3.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Involvement in Certain Legal Proceedings
During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:
(1)   A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)   Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);
(3)   Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:
i.   Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
ii.   Engaging in any type of business practice; or
iii.   Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;
(4)   Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;
(5)   Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;
(6)   Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;
(7)   Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:
i.   Any federal or state securities or commodities law or regulation; or
ii.   Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or
iii.   Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
(8)   Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION
Executive Officer and Director Compensation
None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq, we have reimbursed our sponsor for office space, secretarial and administrative services provided to us in the amount of $30,000 per month, which includes the services of our chief executive officer and chief financial officer. In addition, our sponsor, current and future executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential partner businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments made by us to our sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.
After the completion of our initial business combination, directors or members of our founding team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the Board of Directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our Board of Directors.
We do not intend to take any action to ensure that members of our founding team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our founding team’s motivation in identifying or selecting a partner business but we do not believe that the ability of our founding team to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
On February 3, 2021, our initial shareholders paid $25,000, or approximately $0.003 per share, to cover for certain offering costs in consideration for an aggregate of 8,625,000 founder shares. Our sponsor purchased 7,195,714 of the founder shares and CB Co-Investment purchased 1,429,286 of the founder shares. On April 9, 2021, CB Co-Investment transferred 28,571 founder shares to our sponsor at their original purchase price. On October 1, 2021, our sponsor forfeited 2,408,095 and CB Co-Investment forfeited 466,905 founder shares, in each case, for no consideration. On November 9, 2021, our sponsor transferred an aggregate of 156,000 founder shares to three of our directors, our chief financial officer and two of our advisors. On October 13, 2022, CB Seller exercised its right to repurchase 12,500 Class B Ordinary Shares from Nathaniel Fick for an aggregate purchase price of $54.35, due to his resignation from the Board of Directors of the Company, effective as of August 1, 2022, pursuant to that certain Share Transfer Agreement, among the Company, CB Seller and Nathaniel Fick, dated November 9, 2021. As a result, our sponsor owns 4,672,690 founder shares and CB Co-Investment owns 933,810 founder shares. The founder shares

(including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.
Our initial shareholders purchased 10,550,000 Private Placement Warrants for a purchase price of $10,550,000 in a private placement that occurred simultaneously with the closing of our initial public offering. Among the Private Placement Warrants, 8,775,000 Private Placement Warrants were purchased by our sponsor and 1,775,000 Private Placement Warrants were purchased by CB Co-Investment. As such, our initial shareholders’ interest in our initial public offering is valued at $10,550,000. The Private Placement Warrants and Class A ordinary shares issued upon the exercise or conversion thereof may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. The Private Placement Warrants initially issued to CB Co-Investment will not be exercisable more than five years from the commencement of sales in our initial public offering in accordance with FINRA Rule 5110(g)(8).
On November 9, 2021, CB Seller, CB Co-Investment and the members of the Company’s board of directors and/or executive management team signatory thereto (the “Insiders”), delivered that certain Letter Agreement (the “Letter Agreement”) to the Company. Pursuant to the Letter Agreement, CB Seller, CB Co-Investment and the Insiders each agreed to vote any Class B Ordinary Shares held such party in favor of the Company’s initial business combination, to facilitate the liquidation and winding up of the Company if an initial business combination is not consummated within the time period set forth in the Charter, to certain transfer restrictions with respect to the Company’s securities and to certain indemnification obligations of CB Seller; and the Company agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of CB Seller.
A condition to closing the Transaction is an amendment to the Letter Agreement, which, among other things, will join the Buyer to the Letter Agreement, allow for the transfer of the Company’s securities to the Buyer, and have the Buyer assume CB Seller’s indemnification obligations thereunder.
Franklin Strategic Series — Franklin Growth Opportunities Fund (“Franklin”) entered into a forward purchase agreement (the “Franklin Agreement”) with us that provides for the purchase by Franklin of 4,000,000 Class A ordinary shares and 2,000,000 redeemable warrants, for an aggregate purchase price of $40,000,000, in a private placement to close substantially concurrently with the closing of our initial business combination. The obligations under the Franklin Agreement will not depend on whether any Class A ordinary shares are redeemed by our public shareholders. The obligations under the Franklin Agreement do not depend on whether any Class A ordinary shares are redeemed by our public shareholders. Franklin’s obligations to purchase the forward purchase securities are conditioned on receiving a written summary of the material terms of, and other readily available information relating to, the business combination, including information about the target company in such business combination. Upon receiving such information, Franklin will determine, in its sole discretion, whether it wishes to consummate the purchase of the forward purchase securities pursuant to the Franklin Agreement. Subject to certain conditions set forth in the Franklin Agreement, Franklin may transfer the rights and obligations under the forward purchase agreement, in whole or in part, to third parties.
The forward purchase shares will not have any redemption rights in connection with our initial business combination and will not be entitled to liquidating distributions from the trust account if we fail to complete our initial business combination within the prescribed time frame. The forward purchase shares, to the extent issued prior to the record date for a shareholder vote on our initial business combination or any other matter, will have the right to vote on such matter with all other holders of our outstanding Class A ordinary shares; provided that if we seek shareholder approval of a proposed initial business combination after Franklin has purchased the forward purchase securities, Franklin has agreed under the Franklin Agreement to vote any of our Class A ordinary shares owned by Franklin in favor of any proposed initial business combination.
The forward purchase securities sold pursuant to the Franklin Agreement will be identical to the Class A ordinary shares and redeemable warrants included in the units being sold in the Initial Public Offering, respectively, except as described herein. In addition, the forward purchase securities will have certain registration rights, so long as such forward purchase securities are held by Franklin or the forward transferees.

The capital from such private placement would be used as part of the consideration to the sellers in our initial business combination, and any excess capital from such private placement would be used for working capital in the post-transaction company.
A condition to closing the Transaction is the termination of the Franklin Agreement.
In addition, CB Co-Investment lent us $1,150,000 as of the closing date of the Initial Public Offering at no interest (the “CB Co-Investment Loan”). The proceeds of the CB Co-Investment Loan were added to the trust account (as described in the Company’s final prospectus filed with the SEC on November 12, 2021) and were used to fund the redemption of our public shares (subject to the requirements of applicable law) in accordance with the terms set forth in the Company’s final prospectus filed with the SEC on November 12, 2021. The CB Co-Investment Loan shall be repaid upon the closing of our initial business combination or converted into private placement warrants at a conversion price of $1.00 per warrant, at CB Co-Investment’s discretion. Such private placement warrants would be identical to the private placement warrants sold to our sponsor and CB Co-Investment concurrently with the closing of the Initial Public Offering. The CB Co-Investment loan was extended in order to ensure that the amount in the trust account is $10.20 per public share. If we do not complete an initial business combination, we will not repay the CB Co-Investment loan from amounts held in the trust account, and its proceeds will be distributed to our public shareholders; however, the CB Co-Investment Loan may be repaid if there are funds available outside the trust account to do so.
A condition to closing the Transaction is the conversion of the CB Co-Investment Loan into private placement warrants at a conversion price of $1.00 per warrant in a form identical to the private placement warrants (the “Loan Conversion Warrants”). The Loan Conversion Warrants will be allocated between the Sellers.
If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.
We currently maintain our executive offices at 330 Primrose Road, Suite 500, Burlingame, CA 94010. The cost for our use of this space is included in the $30,000 per month fee we pay to our sponsor for office space, administrative and support services, commencing on the date that our securities were first listed on Nasdaq.
Upon completion of the Transaction, we will cease paying these monthly fees. We expect the Company’s executive offices to be located at 16192 Coastal Hwy, Lewes, DE 19958 and the Buyer and the Company to enter into an arrangement for office space and administrative and support services, on terms substantially similar to the arrangement between the Company and our sponsor, subject to the review and approval of our audit committee.
No compensation of any kind, including finder’s and consulting fees, will be paid to our sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential partner businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed.
There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
Our initial shareholders and founders loaned us funds used for a portion of the expenses of the Initial Public Offering. We had borrowed approximately $244,000 under the promissory note with our sponsor. The loan was noninterest bearing, unsecured and due at the earlier of December 31, 2021 or the closing of the Initial Public Offering. We fully repaid this amount on November 17, 2021.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, members of our founding team or any of their affiliates as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. As of November 30, 2023, the balance outstanding under the working capital loan was $1,174,000.
A condition to closing the Transaction is the repayment or forgiveness of the working capital loan.
After our initial business combination, members of our founding team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
We entered into a registration and shareholder rights agreement pursuant to which our initial shareholders, and their permitted transferees, if any, will be entitled to certain registration rights with respect to the private placement warrants, the forward purchase securities, the securities issuable upon conversion of the CB Co-Investment loan, the extension loans and working capital loans, and the Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the founder shares. Further, our sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for appointment to our Board of Directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement, which is described under the section of Exhibit 4.5 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) entitled “Registration and Shareholder Rights.” Pursuant to the forward purchase agreement, Franklin is entitled to certain registration rights with respect to the forward purchase securities, which is described in Exhibit 4.5 of the Annual Report. As set forth above, a condition to closing the Transaction is the termination of the Franklin Agreement.
We also paid to Cowen, one of the underwriters of the Initial Public Offering and an affiliate of one of our initial shareholders, and Wells Fargo Securities, one of the underwriters in the Initial Public Offering, an underwriting discount of $0.20 per unit purchased by it in the Initial Public Offering. We have also engaged the underwriters as advisors in connection with our business combination, pursuant to the Business Combination Marketing Agreement described under “Underwriting (Conflicts of Interest) — Business Combination Marketing Agreement” in the Company’s final prospectus. We agreed to pay to the underwriters the Marketing Fee for such services upon the consummation of our initial business combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the Initial Public Offering, including any proceeds from the full or partial exercise of the underwriters’ over-allotment option. As a result, the underwriters will not be entitled to such fee unless we consummate our initial business combination. Wells Fargo and Cowen have waived their right to the Marketing Fee.
Policy for Approval of Related Party Transactions
The audit committee of our Board of Directors has adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: December 11, 2023
CHAIN BRIDGE I
By:
/s/ Michael Rolnick

Name: Michael Rolnick
Title:  Chief Executive Officer